FUTURE HEALTHCARE OF AMERICA

5001 BAUM BLVD., SUITE 770

PITTSBURGH, PENNSYLVANIA  15213

August 30, 2012

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:

Future Healthcare of America, a Wyoming corporation (the “Company”)

Post-effective amendment to Registration Statement on Form S-1, filed on August   30, 2012 (the “Amendment”)

Commission File No. 333-182338

Ladies and Gentlemen:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended, the Company hereby requests the immediate withdrawal of the above-referenced Amendment.  The Company has been advised that the Amendment was erroneously filed with the Commission as a POS462B filing when it should have been filed as an S1MEF filing.  The Company believes that such withdrawal is consistent with the public interest and the protection of investors.  No securities were sold under the Amendment.

You may contact the Company’s counsel, Branden T. Burningham, at 801-363-7411 with any comments or questions.

Thank you.

FUTURE HEALTHCARE OF AMERICA

By /s/ John Busshaus

John Busshaus, Chief Financial Officer